August 28, 2024

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

       Re: Masterworks Vault 10, LLC
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed August 6, 2024
           File No. 024-12323
Dear Joshua Goldstein:

       We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A
General

1. We note your response to comment 1. With a view towards revised disclosure, please explain in greater detail your plan to dissolve the Predecessor Issuers after the distribution
       of the Masterworks Vault 10   s Class A shares. Please tell us whether
holders will retain
       their interest in the Predecessor Issuers or whether those interests will be extinguished before, concurrently or after the Dissolution or will be treated otherwise as part of your
       Restructuring Transactions. Please also tell us who will vote on the Dissolution and, if no vote will be taken, what the relevant provision of state law is that will be relied on to dissolve the Predecessor Issuers.
2. We note your response to comment 4. While we do not have any further comments at this time regarding your response, please understand that our decision not to issue additional comments on this topic should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter.
 August 28, 2024
Page 2

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services